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                                                             SEC FILE NUMBER
                                                                33-96804

                                                              CUSIP NUMBER
                                                               51-0394453

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): __Form 10-K __Form 20-F  __Form 11-K  X Form 10-Q __Form N-SAR

         For Period Ended:  March 31, 2000
          __ Transition Report on Form 10-K
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           -----------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Comcast LCI Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

                         1201 Market Street, Suite 2201
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Address of Principal Executive Office (Street and Number)

                           Wilmington, Delaware 19801
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

IF the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X
---
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -        NARRATIVE

State below in detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Comcast LCI Holdings, Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000 could not be filed within the prescribed time period without unreasonable effort or expense due to the required application of push-down accounting in the Registrant's financial statements related to the acquisition of Lenfest Communications, Inc. during the reporting period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        James P. McCue                        215                 981-7749
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            (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                   X  Yes      No
                                                          ---       ---
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              X  Yes       No
                                                          ---       ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The effects of the application of push-down accounting related to the Registrant's acquisition of Lenfest Communications, Inc. during the three months ended March 31, 2000 were to increase the Registrant's amortization expense, operating loss, income tax benefit and net loss by $133.9 million, $150.0 million, $50.7 million and $107.6 million, respectively, for the three months ended March 31, 2000 as compared to the prior year period.

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                           Comcast LCI Holdings, Inc.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2000                          By /s/ Lawrence J. Salva
      -----------------                        ------------------------------
                                               Lawrence J. Salva
                                               (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).